September 12, 2005
Room 4561

Eric Rosenfeld
Managing Member
Crescendo Investments
10 East 53rd Street
35th Floor
New York, NY 10022

Re:  	Computer Horizons Corp.
	Revised Preliminary Schedule 14A filed on September 9th, 2005 Filed by The Computer Horizons Full Value Committee
	File No. 0-07282

Dear Mr. Rosenfeld:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments

General
We note your release dated September 12, 2005 that the special meeting has been rescheduled for October 11, 2005. Please revise accordingly. In addition, please disclose the special meeting location to the extent known or refer security holders to Computer Horizons` proxy statement for the meeting location. See Rule 14a-5(c). 1.
2. We refer you to comment 2 of our letter dated September 8, 2005.
In light of the new special meeting date, please advise if you still plan to mail to security holders who hold shares in "street name" as of "Mailing Record Date."
 ````````
Background to Solicitation

Computer Horizons / Analysts Merger, page 5
3. We note disclosure that "[t]he foregoing description of the Merger is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement which is attached to the Joint Proxy Statement / Prospectus on Form S-4." We note that some shareholders may have not been holders of record when the proxy statement concerning the merger was sent. Please be advised that all material information about the merger you deem necessary to an informed voting decision on the matters proposed in this proxy statement must be included. Please revise accordingly, or strike the cited language.

`Results of September 2 Special Meeting, page 7
4. We refer you to comment 1 of our letter dated September 8, 2005.
Please revise to indicate that the proposal voted on September 2, 2005 concerned share issuances and matters associated with the merger but was not a direct vote by security holders on the merger. Further, please revise your proxy statement to indicate that a majority of shareholders rejected the proposal.

Proposal No. 3``` - Proposal to Elect the Nominees

Change of Controls Provisions, page 17
5. Please revise to disclose that if the proposal passes, a risk exists that payments may be due irrespective of whether certain employees are terminated.
`````
* * * * *

      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance, you may me at
(202)
551-3266.

							Nicholas P. Panos



Special Counsel
							Office of Mergers &
Acquisitions


cc:	Ron S. Berenblat, Esq
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022
	Telephone: (212) 451-2300
	Facsimile:  (212) 451-2222

??

??

??

??

Eric Rosenfeld
Crescendo Investments
September 12, 2005
Page 2